
November 14, 2022

Ari Segal
Chief Executive Officer
Games & Esports Experience Acquisition Corp.
7381 La Tijera Blvd.
P.O. Box 452118
Los Angeles, CA 90045

> **Re: Games & Esports Experience Acquisition Corp.**
> **Form 8-K filed November 10, 2022**
> **File No. 001-41113**

Dear Ari Segal:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Form 8-K filed November 10, 2022</u>

<u>General</u>

1. Please revise to include the date of the conclusion regarding the non-reliance of the financial statements covered that should no longer be relied upon. Refer to Item 4.02(a)(1) of Form 8-K Official text.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Babette Cooper at 202-551-3396 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction